
February 27, 2024

Steven Tomsic
Chief Financial Officer
Fox Corp
1211 Avenue of the Americas
New York, New York 10036

> **Re: Fox Corp**
> **Form 10-K for the Fiscal Year Ended June 30, 2023**
> **File No. 001-38776**

Dear Steven Tomsic:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2023

Results of Operations, page 38

1. In your discussion, you cite multiple factors as impacting your results of operations but most often provide no quantification of the contribution of each factor to the material changes in the various line items discussed. Where one or more factors contributed to a material change in a line item, please describe the underlying reasons for these changes in quantitative and qualitative terms. We refer to guidance in Item 303(b) of Regulation S-K.

Notes to the Consolidated Financial Statements
Note 17. Segment Information, page 101

2. We note you have business unit leaders for Fox News Media, Fox Sports, Fox Entertainment, Fox Television Stations, and Tubi Media Group. Tell us how those business unit leaders align with your segment structure discussed on page 101. Disclose the factors used to identify your reportable segments, including whether operating segments have been aggregated. We refer to the guidance in ASC 280-10-50-21.

<u>Note 20. Additional Financial Information, page 105</u>

3.      We note you reported legal settlement costs, an operating expense, within the income statement line-item "Other, net." Separately report operating and non-operating expenses on your income statement and clearly identify them as such, pursuant to Rule 5-03 of Regulation S-X.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Inessa Kessman at 202-551-3371 or Robert Littlepage at 202-551-3361 if you have questions regarding comments on the financial statements and related matters.

      Sincerely,

      Division of Corporation Finance
      Office of Technology